T. Rowe Price®
INVEST WITH CONFIDENCE

NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2016 RESULTS

Assets Under Management Increased to $812.9 Billion

BALTIMORE (October 27, 2016) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2016 results, including net revenues of $1.1 billion, net income of $327.8 million, and diluted earnings per common share of $1.28. The third quarter of 2016 results include greater non-operating income resulting from implementing new accounting guidance on January 1, 2016, related to the consolidation of certain sponsored investment portfolios. This resulted in the recognition of additional investment gains and losses in the firm's statement of income. Additionally, the firm's operating expenses for the nine-months ended September 30, 2016, include a nonrecurring operating charge of $166.2 million related to the firm's decision in the second quarter of 2016 to compensate certain clients in regard to the Dell appraisal rights matter.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis as well as a non-GAAP basis to adjust for the impact of the consolidated sponsored investment portfolios and other non-operating income. The nine-month period ended September 30, 2016 also reflects an adjustment for the non-recurring charge related to the Dell appraisal rights matter. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

	Three months ended			Nine months ended		
(in millions, except per-share data)	9/30/2015	9/30/2016	% change	9/30/2015	9/30/2016	% change
U.S. GAAP Basis						
Investment advisory fees	$ 922.6	$ 970.5	5 %	$ 2,761.3	$ 2,761.9	— %
Net revenues	$ 1,049.0	$ 1,092.9	4 %	$ 3,148.4	$ 3,131.7	(1)%
Operating expenses	$ 590.7	$ 617.2	4 %	$ 1,704.5	$ 1,961.6	15 %
Net operating income	$ 458.3	$ 475.7	4 %	$ 1,443.9	$ 1,170.1	(19)%
Non-operating income[(1)]	$ .3	$ 88.3	nm	$ 60.1	$ 214.9	nm
Net income attributable to T. Rowe Price Group	$ 277.1	$ 327.8	18 %	$ 919.8	$ 835.2	(9)%
Diluted earnings per common share	$ 1.06	$ 1.28	21 %	$ 3.45	$ 3.25	(6)%
Weighted average common shares outstanding assuming dilution	258.6	250.1	(3)%	262.9	251.5	(4)%
Adjusted[(2)]						
Operating expenses	$ 590.7	$ 615.6	4 %	$ 1,704.5	$ 1,790.8 [(3)]	5 %
Net income attributable to T. Rowe Price Group	$ 277.0	$ 299.9	8 %	$ 883.1	$ 845.7 [(4)]	(4)%
Diluted earnings per common share	$ 1.06	$ 1.17	10 %	$ 3.31	$ 3.29	(1)%
Assets under Management (in billions)						
Average assets under management	$ 763.1	$ 803.6	5 %	$ 768.6	$ 768.3	— %
Ending assets under management	$ 725.5	$ 812.9	12 %	$ 725.5	$ 812.9	12 %

(1) The percentage change in non-operating income is not meaningful for all periods presented.
(2) See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.
(3) Excludes the net of tax impact of the $166.2 million charge related to the Dell appraisal rights matter and $4.6 million in operating expenses related to the firm's consolidated sponsored investment portfolios.
(4) Excludes the net of tax impact of the $166.2 million charge related to the Dell appraisal rights matter, offset in part by $62.1 million of T. Rowe Price's portion of net income from the consolidated sponsored investment portfolios and $90.9 million of other non-operating income.

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Also, during the third quarter of 2016, the firm adopted new accounting guidance related to stock-based compensation that reduced the firm's income tax provision by $4.3 million. The guidance required the firm to reflect the impact as if it had been adopted as of the beginning of the calendar year. Therefore, the firm's provision for income taxes for the nine-months ended September 30, 2016, includes an income tax benefit of $16.9 million, or $.06 in diluted earnings per share, related to the settlement of options and restricted stock that in the first half of 2016 was recognized in the balance sheet.

Assets under management increased $36.3 billion in the third quarter of 2016 and $49.8 billion in the first nine months of 2016 to $812.9 billion at September 30, 2016. The components of the increase in assets under management for the three-months and nine-months ended September 30, 2016, are shown in the table below.

	Three months ended 9/30/2016			Nine months ended 9/30/2016		
(in billions)	Sponsored U.S. mutual funds	Other investment portfolios	Total	Sponsored U.S. mutual funds	Other investment portfolios	Total
Assets under management at beginning of period	$ 494.4	$ 282.2	$ 776.6	$ 487.1	$ 276.0	$ 763.1
Net cash flows before client transfers	.1	(.3)	(.2)	3.5	(1.3)	2.2
Client transfers from mutual funds to other portfolios	(.5)	.5	—	(4.3)	4.3	—
Net cash flows after client transfers	(.4)	.2	(.2)	(.8)	3.0	2.2
Net market appreciation and income	23.0	13.5	36.5	30.7	16.9	47.6
Change during the period	22.6	13.7	36.3	29.9	19.9	49.8
Assets under management at September 30, 2016	$ 517.0	$ 295.9	$ 812.9	$ 517.0	$ 295.9	$ 812.9

The firm's net cash flows after client transfers in the third quarter and first nine months of 2016 were in the following asset classes:

(in billions)	Three months ended 9/30/2016	Nine months ended 9/30/2016
Sponsored U.S. mutual funds		
Stock and blended asset funds	$ (3.5)	$ (4.6)
Bond funds	2.7	3.6
Money market funds	.4	.2
	(.4)	(.8)
Other investment portfolios		
Stock and blended assets	(1.9)	(2.3)
Fixed income, money market, and stable value	2.1	5.3
	.2	3.0
Total net cash flows after client transfers	$ (.2)	$ 2.2

The firm's overall net cash flows for the third quarter of 2016 include $1.9 billion that originated in its target-date retirement portfolios, which totaled $188.6 billion in assets under management at September 30, 2016.

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3 These portfolios also contribute to the nearly $241 billion of assets under management in the firm's asset allocation portfolios at September 30, 2016. T. Rowe Price remains debt-free with ample liquidity, including cash and discretionary sponsored portfolio investment holdings of $2.1 billion at September 30, 2016. We also have redeemable seed capital investments in sponsored investment portfolios of $1.2 billion at September 30, 2016. Weighted-average common stock outstanding has decreased since the end of 2015 as the firm expended $546.9 million in the first nine months of 2016 to repurchase 8.0 million shares, or 3%, of its outstanding common stock, including nearly $303 million to repurchase 4.4 million shares during the third quarter of 2016. The firm has also invested $112.5 million during the first nine months of 2016 in capitalized technology and facilities. The firm expects capital expenditures for 2016 to be up to $165 million, of which about two-thirds is planned for technology initiatives. The firm's expenditures are expected to continue to be funded from operating resources. Investment Performance For the three-year period ended September 30, 2016, 84% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis, 82% outperformed for the five-year period, 88% outperformed for the 10-year period, and 81% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 87% of the assets under management in the firm's rated funds. The firm's target-date retirement funds continue to deliver excellent relative long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended September 30, 2016. The performance of the firm's institutional strategies against their benchmarks for the one-, three-, five-, and 10-year periods ended September 30, 2016, remains competitive, especially over longer time periods. Financial Results Investment advisory revenues earned in the third quarter of 2016 from the T. Rowe Price mutual funds distributed in the U.S. were $703.5 million, an increase of $32.7 million, or 5%, from the comparable 2015 quarter. Average mutual fund assets under management in the third quarter of 2016 increased 4% from the average in the third quarter of 2015 to $511.3 billion. Investment advisory revenues earned in the third quarter of 2016 from other investment portfolios were $267.0 million, an increase of $15.2 million, or 6%, from the comparable 2015 quarter. Average assets under management in the third quarter of 2016 were $292.3 billion, an increase of 8% from the average in the third quarter of 2015. Investors domiciled outside the United States accounted for nearly 5% of the firm's assets under management at September 30, 2016.

4 Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the third quarter of 2016 were $2.1 million, compared with $11.6 million in the 2015 quarter. The firm expects that it will continue to waive such fees for the remainder of 2016 and into 2017. Operating expenses were $617.2 million in the third quarter of 2016, up $26.5 million from the comparable 2015 quarter. Compensation and related costs have increased $6.8 million from the third quarter of 2015, due primarily to additional headcount and higher benefits. The firm has increased its average staff size by 4% from the third quarter of 2015, and employed 6,239 associates at September 30, 2016. Advertising and promotion costs were $14.7 million in the third quarter of 2016, compared with $13.2 million in the comparable 2015 period. The firm currently expects advertising and promotion costs for the full-year 2016 to be comparable to 2015 levels. Occupancy and facility costs, together with depreciation expense were $79.3 million in the third quarter of 2016, an increase of $5.9 million, or 8%, compared to the third quarter of 2015. The increase is primarily attributable to the added costs to update and enhance technology capabilities, including related maintenance programs, and to renovate existing facilities. Other operating expenses in the third quarter of 2016 were up $13.7 million from the comparable 2015 quarter. This increase includes higher costs attributable to BNY Mellon's performance of certain fund accounting and portfolio recordkeeping services for a full quarter in 2016 as compared to a partial quarter in 2015, as well as implementation services related to the firm's transition to their technology platform. The remainder of the increase in costs is due to higher business demands and the firm's continued investment in its operating capabilities. Net non-operating income, which primarily includes realized gains and losses on the sale of available-for-sale investments, dividend and interest income, and gains and losses on the firm's sponsored fund investments, was $88.3 million in the third quarter of 2016, an increase of $88.0 million from the 2015 quarter. The increase is primarily attributable to higher investment gains on our sponsored investment portfolios recognized in the third quarter of 2016 as the gains and losses on a larger number of these investments are now being recognized in the income statement. In the 2015 quarter, they were recognized in the statement of comprehensive income. The firm also recognized in the third quarter of 2015 a $5.8 million foreign currency loss upon the deconsolidation of a mutual fund investment and a $4.8 million other-than-temporary impairment of an available-for-sale investment. The firm now consolidates a larger number of sponsored investment portfolios in which it is deemed to have a controlling interest. The consolidation of these portfolios results in the recognition in its consolidated statement of income of each portfolio's investment income and operating expenses, including the portion attributable to unrelated third party investors. The portion attributable to third party investors is removed from the firm's net

5 income to arrive at net income attributable to T. Rowe Price Group, which is used in the calculation of earnings per share. For the third quarter and first nine months of 2016, the impact (in millions) of consolidating these sponsored investment portfolios on the individual lines of the firm's income statement is as follows: Three months ended 9/30/2016 Nine months ended 9/30/2016 Operating expenses reflected in net operating income $ (3.8) $ (9.9) Net investment income reflected in non-operating income 73.8 124.0 Impact on income before taxes $ 70.0 $ 114.1 Net income attributable to the firm's interest in the consolidated sponsored investment portfolios $ 35.1 $ 62.1 Net income attributable to redeemable non-controlling interests (unrelated third party investors) 34.9 52.0 $ 70.0 $ 114.1 The firm's effective tax rate for the third quarter of 2016 was 35.7%. The firm currently estimates its effective tax rate for the full-year 2016 will be 36.3% compared with its estimate of 38.3% disclosed at the end of the second quarter of 2016. The decrease in the estimated effective tax rate is related in part to the increase in net income attributable to interests held in consolidated sponsored investments portfolios by unrelated third party investors, as the firm does not recognize taxes associated with these earnings. Additionally, the estimated effective tax rate has declined as a result of the firm electing to adopt new accounting guidance related to stock-based compensation, including the tax benefit provisions. Under the new guidance, tax benefits and shortfalls on exercised options and vested restricted stock relative to the recognized stock-based compensation expense will now be included in the provision for income taxes rather than as additional paid-in- capital on the consolidated balance sheet. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “Global equity and fixed income markets advanced in the third quarter, leading to increases in our quarter-end and average assets under management. Though overall net client flows were essentially flat, we are encouraged with the progress we are seeing in strategically important areas. "Flows have been positive into our fixed income, international equity, and asset allocation portfolios - although they have been offset by outflows from U.S. equity where passive headwinds and our closed strategies have had significant impact. Despite disruption from the uncertainties of the new DOL rules, flows through U.S. intermediaries remained solid. We have also seen positive sales trends in EMEA and Asia Pacific, including steady inflows into our SICAV funds. Our overall sales pipeline has grown modestly, with the number of active opportunities and client meetings trending positively.

6 "While we are pleased that the investments we have made in recent years are gaining traction, we remain committed to doing more to better meet evolving client needs and to grow and further diversify our business. We disclosed last quarter a planned increase in our pace of spending on a series of strategic initiatives, and currently expect that our 2016 operating expenses (excluding the charge related to the Dell appraisal rights matter) will be about six percent higher than in 2015. Based on current planned initiatives, and depending on market returns, we expect expenses to grow in the mid- to high single-digit range in 2017. "Our strategic initiatives are designed to strengthen our long-term competitive position and can be categorized into three broad areas: • Introducing new investment strategies and vehicles, • Enhancing client engagement capabilities in each of our distribution channels, and • Strengthening our technology platform to improve client experiences and achieve long term cost efficiencies. "We are significantly increasing our resources devoted to multi-asset investments. We will expand our multi- asset offerings globally to better deliver client advice, portfolio diagnostics, and investment solutions, while enhancing our standing as a premiere thought leader in multi-asset investing. "On the distribution front, we continue to build out our U.S sales and client service teams for financial advisors focused on wealth management and retirement plans, while enhancing products and services tailored to intermediary clients. Additionally, we are growing our institutional and intermediary distribution teams in the U.S., EMEA, and Asia Pacific, including the recent hiring of a leader for our Japanese business; the buildout of our UK Intermediary and U.S. institutional DCIO teams; and further additions in Italy, Germany, Hong Kong, and Singapore. We have also recently launched our suite of OEICs for distribution through UK intermediaries as further commitment to this key market, particularly in light of the recent Brexit vote, and to complement our SICAVs and local fund offerings in Australia and Canada. "In the third quarter, we made improvements to our clients’ digital experiences by launching upgraded versions of our mobile and web applications that serve retirement plan sponsors, retirement plan participants, and retail investors. We also continued our investments in our retirement plan recordkeeping platform. "Our excellent long term investment results show that active managers with outstanding people, process, and culture can deliver substantial value to clients over the long term. We are investing to sustain this client success, and we remain confident it will result in attractive stockholder value as well." Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2016 with the U.S. Securities and Exchange Commission later today.

7 The Form 10-Q will include additional information on the firm's unaudited financial results at September 30, 2016. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2015 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACT T. ROWE PRICE, PUBLIC RELATIONS Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Briana Wessell 410-577-8025 briana_wessell@troweprice.com

Unaudited Condensed Consolidated Statements of Income
(in millions, except per share amounts)

	Three months ended		Nine months ended	
Revenues	9/30/2015	9/30/2016	9/30/2015	9/30/2016
Investment advisory fees	$ 922.6	$ 970.5	$ 2,761.3	$ 2,761.9
Administrative fees	88.3	85.7	272.9	263.6
Distribution and servicing fees	38.1	36.7	114.2	106.2
Net revenues	1,049.0	1,092.9	3,148.4	3,131.7
Operating expenses				
Compensation and related costs	379.4	386.2	1,086.8	1,112.4
Advertising and promotion	13.2	14.7	52.7	52.7
Distribution and servicing costs	38.1	36.7	114.2	106.2
Depreciation and amortization of property and equipment	33.1	34.0	94.4	100.0
Occupancy and facility costs	40.3	45.3	118.5	127.5
Other operating expenses	86.6	100.3	237.9	296.6
Nonrecurring charge related to Dell appraisal rights matter	—	—	—	166.2
Total operating expenses	590.7	617.2	1,704.5	1,961.6
Net operating income	458.3	475.7	1,443.9	1,170.1
Non-operating income				
Net investment income on investments	3.5	14.5	61.8	91.1
Net investment income (loss) on consolidated sponsored investment portfolios	(1.5)	73.8	.9	124.0
Other income (losses)	(1.7)	—	(2.6)	(0.2)
Total non-operating income	0.3	88.3	60.1	214.9
Income before income taxes	458.6	564.0	1,504.0	1,385.0
Provision for income taxes	181.5	201.3	584.2	497.8
Net income	277.1	362.7	919.8	887.2
Less: net income attributable to redeemable non-controlling interests	—	34.9	—	52.0
Net income attributable to T. Rowe Price Group, Inc.	**277.1**	**327.8**	**919.8**	**835.2**
Less: net income allocated to outstanding restricted stock and stock unit holders	4.1	7.3	11.8	17.1
Net income allocated to T. Rowe Price Group, Inc. common stockholders	**$ 273.0**	**$ 320.5**	**$ 908.0**	**$ 818.1**
Earnings per share on common stock of T. Rowe Price Group, Inc.				
Basic	$ 1.08	$ 1.30	$ 3.54	$ 3.32
Diluted	$ 1.06	$ 1.28	$ 3.45	$ 3.25
Weighted-average common shares				
Outstanding	252.7	245.6	256.3	246.4
Outstanding assuming dilution	258.6	250.1	262.9	251.5
Dividends declared per share, including a $2.00 per share special cash dividend declared in the first quarter of 2015	$ .52	$ .54	$ 3.56	$ 1.62

Impact of consolidated sponsored investment portfolios	Three months ended		Nine months ended	
	9/30/2015	9/30/2016	9/30/2015	9/30/2016
Operating expenses reflected in net operating income	$ —	$ (3.8)	$ —	$ (9.9)
Net investment income reflected in non-operating income	—	73.8	—	124.0
Impact on income before taxes	$ —	$ 70.0	$ —	$ 114.1
Income attributable to the firm's interest	$ —	$ 35.1	$ —	$ 62.1
Income attributable to redeemable non-controlling interests	—	34.9	—	52.0
	$ —	$ 70.0	$ —	$ 114.1

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Investment Advisory Revenues (in millions)	Three months ended		Nine months ended	
	9/30/2015	9/30/2016	9/30/2015	9/30/2016
Sponsored U.S. mutual funds				
Stock and blended asset	$ 563.0	$ 579.3	$ 1,681.7	$ 1,649.9
Bond and money market	107.8	124.2	318.0	354.8
	670.8	703.5	1,999.7	2,004.7
Other investment portfolios				
Stock and blended asset	212.2	222.2	645.2	630.4
Bond, money market, and stable value	39.6	44.8	116.4	126.8
	251.8	267.0	761.6	757.2
Total	$ 922.6	$ 970.5	$ 2,761.3	$ 2,761.9

Assets Under Management (in billions)	Average during					
	Three months ended		Nine months ended		As of	
	9/30/2015	9/30/2016	9/30/2015	9/30/2016	12/31/2015	9/30/2016
Sponsored U.S. mutual funds						
Stock and blended asset	$ 386.0	$ 399.3	$ 388.8	$ 381.5	$ 383.0	$ 403.1
Bond and money market	105.7	112.0	106.2	108.2	104.1	113.9
	491.7	511.3	495.0	489.7	487.1	517.0
Other investment portfolios						
Stock and blended asset	207.2	218.2	210.3	208.2	209.8	220.5
Bond, money market, and stable value	64.2	74.1	63.3	70.4	66.2	75.4
	271.4	292.3	273.6	278.6	276.0	295.9
Total	$ 763.1	$ 803.6	$ 768.6	$ 768.3	$ 763.1	$ 812.9

	As of	
	12/31/2015	9/30/2016
Stock and blended asset portfolios	$ 592.8	$ 623.6
Fixed income portfolios	170.3	189.3
Total	$ 763.1	$ 812.9

Condensed Consolidated Cash Flows Information (in millions)		For nine months ended 9/30/2016		
	As reported for the nine months ended 9/30/2015	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated sponsored investment portfolios, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $118 of stock-based compensation expense attributable to T. Rowe Price Group	$ 1,393.6	1,235.3	(967.1)	$ 268.2
Cash provided by (used in) investing activities, including ($113) for additions to property and equipment attributable to T. Rowe Price Group	(48.6)	(163.1)	273.4	110.3
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($526) and dividend paid of ($407) in 2016	(1,686.7)	(843.5)	798.2	(45.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	(18.2)	(18.2)
Net change in cash and cash equivalents during period	$ (341.7)	$ 228.7	$ 86.3	$ 315.0

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10 Condensed Consolidated Balance Sheet Information (in millions) As of 12/31/2015 9/30/2016 Cash and cash equivalents $ 1,172.3 $ 1,401.0 Accounts receivable and accrued revenue 446.0 446.9 Investments 1,961.2 1,214.9 Assets of consolidated sponsored investment portfolios 57.7 2,134.0 Property and equipment, net 607.1 615.6 Goodwill 665.7 665.7 Other assets 196.9 245.4 Total assets 5,106.9 6,723.5 Total liabilities, includes $52.5 million from consolidated sponsored investment portfolios in 2016 344.9 775.9 Redeemable non-controlling interests — 1,113.9 Stockholders' equity, 244.8 common shares outstanding at September 30, 2016, includes net unrealized holding gains of $62.4 at September 30, 2016 $ 4,762.0 $ 4,833.7 Cash, cash equivalents, and Investments Information (in millions) Interest Held by T. Rowe Price Group Cash and discretionary investments in sponsored portfolios Seed capital investments in sponsored portfolios Investment in UTI AMC and other investments Total Redeemable non- controlling interest As reported on balance sheet 9/30/2016 Cash and cash equivalents $ 1,401.0 $ — $ — $ 1,401.0 $ — $ 1,401.0 Investments 616.1 383.5 215.3 1,214.9 1,214.9 Net assets of consolidated sponsored investment portfolios 114.1 853.5 — 967.6 1,113.9 2,081.5 $ 2,131.2 $ 1,237.0 $ 215.3 $ 3,583.5 $ 1,113.9 $ 4,697.4

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule reconciles (in millions, except for per share amounts) U.S. GAAP financial measures to non-GAAP measures for the three and nine-months ended September 30, 2016.

	Three months ended		Nine months ended	
	9/30/2015	9/30/2016	9/30/2015	9/30/2016
Operating expenses, GAAP basis	$ 590.7	$ 617.2	$ 1,704.5	$ 1,961.6
Non-GAAP Adjustments:				
Expenses of consolidated sponsored investment portfolios[1]	—	(1.6)	—	(4.6)
Non-recurring charge related to Dell appraisal matter[3]	—	—	—	(166.2)
Adjusted operating expenses	$ 590.7	$ 615.6	$ 1,704.5	$ 1,790.8
Net income attributable to T. Rowe Price Group, Inc., GAAP basis	$ 277.1	$ 327.8	$ 919.8	$ 835.2
Non-GAAP Adjustments:				
Net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests[1]	1.5	(35.1)	(.9)	(62.1)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	(1.8)	(14.5)	(59.2)	(90.9)
Non-recurring charge related to Dell appraisal matter[3]	—	—	—	166.2
Income tax impacts of non-GAAP adjustments[4]	.2	21.7	23.4	(2.7)
Adjusted net income attributable to T. Rowe Price Group, Inc.	$ 277.0	$ 299.9	$ 883.1	$ 845.7
Diluted earnings per common share, GAAP basis	$ 1.06	$ 1.28	$ 3.45	$ 3.25
Non-GAAP Adjustments:				
Consolidated sponsored investment portfolios[1]	—	(.07)	—	(.13)
Non-operating income, excluding impact of consolidated sponsored investment portfolios[2]	—	(.04)	(.14)	(.22)
Non-recurring charge related to Dell appraisal matter[3]	—	—	—	.39
Adjusted diluted earnings per common share[5]	$ 1.06	$ 1.17	$ 3.31	$ 3.29

[1] *Net income of consolidated sponsored investment portfolios, net of redeemable non-controlling interests:* The firm implemented new consolidation accounting guidance on January 1, 2016, that resulted in a larger number of the firm's sponsored investment portfolios, that the firm provides seed capital to at formation, to be consolidated in the firm's financial statements as the firm was deemed to have a controlling financial interest. The firm now recognizes investment gains and losses on a larger number of the investments in sponsored portfolios in its statement of income compared to its statement of comprehensive income in 2015. The non-GAAP adjustments add back the management fees that the firm earns from the consolidated sponsored investment portfolios and remove the investment income and operating expenses of these portfolios that have been included in the firm's U.S. GAAP condensed consolidated statements of income. Management believes the consolidated sponsored investment portfolios may impact the reader's ability to understand the firm's core operating results.

	Three months ended		Nine months ended	
	9/30/2015	9/30/2016	9/30/2015	9/30/2016
Net investment income of consolidated sponsored portfolios	$ (1.5)	$ 73.8	$ .9	$ 124.0
Operating expenses of consolidated sponsored portfolios	—	(3.8)	—	(9.9)
Net income of consolidated sponsored portfolios	(1.5)	70.0	.9	114.1
Less: net income attributable to redeemable non-controlling interests	—	34.9	—	52.0
T. Rowe Price's portion of net income	$ (1.5)	$ 35.1	$ .9	$ 62.1

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12 (2) Non-operating income, excluding impact of consolidated sponsored investment portfolios: This non-GAAP adjustment removes the non- operating income that remains after backing out the portion related to the consolidated sponsored investment portfolios. Management believes excluding non-operating income helps the reader's ability to understand the firm's core operating results, and increases comparability to prior years. Additionally, management does not emphasize the impact of non-operating income when managing the firm and evaluating its performance. Three months ended Nine months ended 9/30/2015 9/30/2016 9/30/2015 9/30/2016 Total non-operating income $ .3 $ 88.3 $ 60.1 $ 214.9 Less: net investment income (loss) of consolidated sponsored portfolios (1.5) 73.8 .9 124.0 Total other non-operating income $ 1.8 $ 14.5 $ 59.2 $ 90.9 (3) Non-recurring charge related to Dell appraisal rights matter: As previously disclosed, the firm made the decision in June 2016 to compensate certain clients in regard to the Dell appraisal rights matter. Management believes it is useful to readers of the firm's condensed consolidated statement of income to adjust for this non-recurring charge in arriving at adjusted operating expenses and net income attributable to T. Rowe Price Group, Inc. and diluted earnings per share, as this will aid with comparability to prior periods and analyzing the firm's core business results. (4) Income tax impacts of non-GAAP adjustments: These were calculated using the effective tax rate applicable to the related items. (5) Adjusted diluted earnings per common share: This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group, Inc. divided by the weighted-average common shares outstanding assuming dilution.